Exhibit 99.1

Dr. Reddy’s Laboratories announces the launch of Bupropion

Hydrochloride Extended-Release Tablets, USP (XL) in the U.S. Market

Hyderabad, India, September 06, 2017	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. September 06, 2017— Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) announced today that it has launched Bupropion Hydrochloride Extended-Release Tablets, USP (XL), 150 mg and 300 mg, a therapeutic equivalent generic version of Wellbutrin XL® (Bupropion Hydrochloride Extended-Release) Tablets, approved by the U.S. Food & Drug Administration (USFDA).

The Wellbutrin XL® brand and generic had U.S. sales of approximately $754 million MAT for the most recent twelve months ending in July 2017 according to IMS Health*.

Dr. Reddy’s Bupropion Hydrochloride Extended-Release Tablets, USP (XL), 150 mg and 300 mg, are each available in bottle count sizes of 30, 90 and 500.

Wellbutrin XL® is a trademark of GlaxoSmithKline LLC.

WARNING: SUICIDAL THOUGHTS AND BEHAVIORS

See full prescribing information for complete boxed warning.

•	Increased risk of suicidal thinking and behavior in children, adolescents, and young adults taking antidepressants. Monitor for worsening and emergence of suicidal thoughts and behaviors.

*IMS National Sales Perspective: Retail and Non-Retail MAT July 2017

RDY-0517-155

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues.

The company assumes no obligation to update any information contained herein.